J.P. Morgan

April 9, 2012

Via EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Forum Energy Technologies, Inc.

Registration Statement on Form S-1 (as amended)

File No. 333-176603

Dear Mr. Schwall:

As representatives of the several underwriters of the proposed initial public offering (the “Offering”) of Forum Energy Technologies, Inc. (the “Registrant”), we hereby join the Registrant’s request for acceleration of effectiveness of the above referenced Registration Statement on Form S-1 to 2:00 p.m. (Washington, D.C. time) on April 11, 2012, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the Offering, dated March 29, 2012, through the date hereof:

Preliminary Prospectus dated March 29, 2012

Approximately 8700 copies to prospective underwriters, institutional investors, dealers and others.

[signature page follows]

U.S. Securities and Exchange Commission

April 9, 2012

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

        Very truly yours,

J.P. MORGAN SECURITIES LLC

MERRILL LYNCH, PIERCE, FENNER & SMITH

                                INCORPORATED

CREDIT SUISSE SECURITIES (USA) LLC

CITIGROUP GLOBAL MARKETS INC.

DEUTSCHE BANK SECURITIES INC.

as representatives of the several underwriters

By: J.P. MORGAN SECURITIES LLC

By:	/s/ Yaw Asamoah-Duodu
Name:	Yaw Asamoah-Duodu
Title:	Managing Director